UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

STRATOS RENEWABLES CORPORATION
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

863101101
(CUSIP Number)

Gustavo Goyzueta
Calle La Coruna 149, La Estancia
La Molina, Lima, Peru
Telephone Number: +51195307923
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 863101101

1	Name of Reporting Persons.

Gustavo Goyzueta
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

OO
5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Peru
	7	Sole Voting Power

		3,018,018
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		3,018,018
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,018,018
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

5.2%
14	Type of Reporting Person (See Instructions)

IN

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of Stratos Renewables Corporation, a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 9440 Santa Monica Blvd., Suite 401, Beverly Hills, CA 90210.

Item 2.	Identity and Background

a. This statement is being filed by Gustavo Goyzueta (the “Reporting Person”).

b. The address of the Reporting Person is Calle La Coruna 149, La Estancia, La Molina, Lima, Peru.

c. The Reporting Person is the Secretary of the Company, which is in the business of manufacturing and distributing sugarcane ethanol in Peru.

d. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f. The Reporting Person is a citizen of Peru.

Item 3.	Source and Amount of Funds or Other Consideration

On November 14, 2007, the Reporting Person transferred all of his shares of common stock held in Stratos del Peru S.A.C., a Peruvian corporation (“Stratos”) to the Company in exchange for 3,018,018 shares of Company Common Stock, pursuant to a share exchange agreement whereby Stratos became a subsidiary of the Company (the “Share Exchange”).

Item 4.	Purpose of Transaction

The Reporting Person acquired his securities of the Company for investment purposes.

The Reporting Person will continue to evaluate his ownership and voting position in the Company and may consider the following future courses of action: (i) continuing to hold the Common Stock for investment; (ii) disposing of all or a portion of the Common Stock in open market sales or in privately-negotiated transactions; or (iii) acquiring additional shares of Common Stock in open market or in privately-negotiated transactions. The Reporting Person has not yet determined which of the courses of actions specified in this paragraph they may ultimately take, although the Reporting Person has no present intent to dispose of any of the acquired securities of the Company.

Except as set forth herein, the Reporting Person has no present intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (iv) any material change in the present capitalization or dividend policy of the Company; (v) any other material change in the Company’s business or corporate structure; (vi) changes in the Company’s charter, bylaws or instruments corresponding thereto or actions which may impede the acquisition of control of the Company by any person; (vii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (viii) any action similar to those enumerated above.

The Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Person is the beneficial owner of an aggregate of 3,018,018, or 5.2%, of the total outstanding shares of Common Stock.

(b) The Reporting Person holds sole power to vote and dispose of 3,018,018 shares of Common Stock.

(c) Except as otherwise set forth herein, the Reporting Person has not effected any transactions in the Common Stock of the Company in the past 60 days.

(d) To the knowledge of the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Company.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 6, 2007	/s/ Gustavo Goyzueta
Gustavo Goyzueta